UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification And Notice Of Termination Of Registration Under Section

12(G) Of The Securities Exchange Act Of 1934 Or Suspension Of Duty To File Reports Under Sections 13 And 15(D) Of The Securities Exchange Act Of 1934.

Commission File Number 333-202301

HEADSTART HOLDINGS, INC.
(Exact name of Registrant as specified in charter)

Enrique Geenizier Street
PH Miro, Suite 504, Bella Vista
Panama, Republic de Panama
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☐ Rule 12g-4(a)(1)
☐ Rule 12g-4(a)(2)
[X] Rule 12h-3(b)(1)(i)
☐ Rule 12h-3(b)(1)(ii)
☐ Rule 15d-6
☐ Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: 30 registered holders as of January 31, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934 Headstart Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 8, 2016	By: /s/ Oriel Yanguez
Oriel Yanguez
President and CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall le with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an of cer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.